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                             September 23, 2022

       Trecia M. Canty, Esq.
       Senior Vice President, General Counsel
       PBF Energy Inc.
       One Sylvan Way, Second Floor
       Parsippany, New Jersey 07054

                                                        Re: PBF Logistics LP
                                                            Schedule 13E-3
                                                            Filed August 29,
2022
                                                            File No. 005-88397
                                                            color:white;"_
                                                            PBF Energy Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed August 26,
2022
                                                            File No. 333-267119

       Dear Ms. Canty:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 13E-3 filed August 29, 2022

       General

   1. We note the disclosure in the Schedule 13E-3 and the S-4 regarding the 19.9% Cap
                                                        Adjustment Mechanism.
Please disclose why such a mechanism is needed, given that it appears that the number
of shares of PBF Energy Common Stock to be issued will not
                                                        come particularly close
to exceeding 20% of the outstanding shares. It would also seem that the risk of
tripping up such threshold would be within the control of PBF Energy.
                                                        Therefore, please
disclose in detail the underlying reasons for including this provision.
   2. We note the following disclosure: "...the Cash Consideration will be increased by an
 Trecia M. Canty, Esq.
FirstName
PBF EnergyLastNameTrecia   M. Canty, Esq.
            Inc.
Comapany 23,
September  NamePBF
               2022 Energy Inc.
September
Page 2     23, 2022 Page 2
FirstName LastName
         amount equal to the product of $31.14, multiplied by the difference between the Exchange
         Ratio and the Adjusted Exchange Ratio." Please revise the wording to clarify that the figure is the product of (i) $31.14 and (ii) "the difference between... ." Please also
         disclose the reason for using $31.14 as a reference point. Please make such changes throughout both the 13E-3 and the S-4.
3. Please disclose the reasons behind using, on the one hand, a formula based on recent trading prices to calculate the cash consideration payable in exchange for fractional shares, and, on the other hand, using a fixed formula keyed off of $31.14 for the additional cash consideration payable in the event of the 19.9% Cap Adjustment Mechanism being triggered.
4.       Please attach a preliminary form of proxy to the proxy statement.
Form S-4
Summary Term Sheet, page 1

5. We note the following disclosure on page 9: "The total amount of funds necessary to fund the Cash Consideration portion of the Merger Consideration is anticipated to be approximately $303.3 million." With a view toward revised disclosure, please explain how this estimate was calculated, in particular given the apparent potential for various adjustments to the Cash Consideration needing to be made.
6. Please add, to the table of prices on page 10, a column that shows the total per unit consideration payable once the $9.25 cash portion of the consideration is also factored in.
Background of the Merger, page 34

7. We note the following disclosure at the bottom of page 34: "On June 14, 2022, PBF
         Energy management met telephonically with representatives of Barclays and Hunton AK to discuss the acquisition by PBF Energy of all of the PBFX Public Common Units
         through a merger transaction in exchange for a combination of cash and shares of PBF
         Energy Common Stock, at a to-be-determined fixed exchange ratio." Please disclose the reasons for proposing a fixed exchange ratio, and whether any consideration was given to proposing a floating exchange ratio. Relatedly, please disclose in this section of the S-4 any discussions or negotiations between the parties as to the possibility of using a floating exchange ratio rather than a fixed exchange ratio.
8. On page 38, revise to ensure that the disclosure follows a clear chronology.
9. In this section, please disclose the background behind the Adjusted Exchange Ratio --
         how and why it was first proposed, whether there was any negotiation regarding it, etc.
         The disclosure in this section appears to omit mention of the Adjusted Exchange Ratio altogether.
Recommendations of the Conflicts Committee and the GP Board and their Reasons for the
Merger, page 46
 Trecia M. Canty, Esq.
PBF Energy Inc.
September 23, 2022
Page 3

10. Please disclose what consideration the Conflicts Committee and the GP Board gave to the fact that Intrepid's fairness opinion expressly declined to take into account "any potential adjustment to the Exchange Ratio and Cash Consideration under the Merger Agreement."
Opinion of the Financial Advisor to the Conflicts Committee, page 54

11. We note your disclosure that, as requested by the Conflicts Committee, Intrepid Partners,
       LLC was provided a sensitivity case (the    Sensitivity Case   )
prepared by management of
       the general partner and PBF Energy based on regional refining margin inputs provided by
       Intrepid on behalf of the Conflicts Committee, which reflects an alternative forecast that is more conservative than the PBF Energy Base Case. As the Sensitivity Case projections appear to have been used by Intrepid in preparation of the discounted cash flow analysis, please revise to disclose such projections. Refer to Item 1015(b)(6) of Regulation M-A, as contemplated by Part I, Item 4(b) of Form S-4 and Item 14(b)(6) of
Schedule 14A.
12. Relatedly, we also note references in this section and elsewhere to projections prepared by
       PBFX. Please disclose such projections, along with any other projections that have not already been disclosed.
Fees and Expenses, page 67

13.    Please fill in the fee table.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct questions to Liz Packebusch, Staff Attorney, at 202-551-8749 or Kevin
Dougherty, Staff Attorney, at 202-551-3271, in the Office of Energy & Transportation, or David
Plattner, Special Counsel, at 202-551-8094, in the Office of Mergers and Acquisitions.



                                                             Sincerely,
FirstName LastNameTrecia M. Canty, Esq.
                                                             Division of
Corporation Finance
Comapany NamePBF Energy Inc.
                                                             Office of Mergers
and Acquisitions
September 23, 2022 Page 3
cc:       Philip Haines, Esq.
FirstName LastName